April 3, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	ROC Energy Acquisition Corp.
Registration Statement on Form S-4
Filed February 14, 2023
File No. 333-269763

Ladies and Gentlemen:

On behalf of our client, ROC Energy Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 17, 2023, relating to the Company’s Registration Statement on Form S-4 filed via EDGAR on February 14, 2023.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-4 Filed February 14, 2023

Cover Page

1.	You refer to a PIPE Financing throughout the filing. Please expand your disclosure on the cover page and throughout the filing to provide the terms of the PIPE Financing and to highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE Financing. Disclose if the SPAC’s sponsors, directors, officers, or their affiliates will participate in the PIPE Financing. State whether or not the consummation of a PIPE Investment is a condition to the business combination or is otherwise necessary for the parties to complete the business combination.

Response: The Company acknowledges the Staff’s comment and confirms that affiliates of the SPAC will participate in the SPAC Financing. The consummation of a PIPE Investment is not a condition to the business combination or otherwise necessary for the parties to complete the business combination. Please see the revised disclosures on the cover page and pages 3, 18, 79 and 115 of Amendment No. 1 to address the Staff’s comment.

2.	Please disclose the majority owner of Drilling Tools International Holdings, Inc. ("DTI") and its percentage ownership. Disclose whether DTI's majority owner will or could control PubCo after the business combination and whether PubCo could be a controlled company for Nasdaq purposes.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on the cover page and pages 29 and 74 of Amendment No. 1 to address the Staff’s comment.

April 3, 2023 Page 2

Questions and Answers about the Proposals for ROC Stockholders

Q: What conditions must be satisfied to complete the business combination?, page 2

3.	Please highlight the following conditions to the business combination:

•	the Minimum Cash Condition of $55 million;

•	ROC having at least $5,000,001 of net tangible assets;

•	redemption by ROC of less than 95% of the Public Shares; and

•	the approval for listing of PubCo’s common stock on Nasdaq subject only to official notice of issuance thereof.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 2 of Amendment No. 1 to address the Staff’s comment.

Q: Did the ROC Board obtain a third-party valuation or fairness opinion...?, page 3

4.	Please highlight that an owner of Energy Capital Solutions is a limited partner in DTI's majority shareholder, which means that this individual indirectly owns DTI and could benefit from the business combination. Discuss why ROC retained Energy Capital Solutions to provide the fairness opinion in light of this potential conflict. Disclose the conclusion of the fairness opinion and clarify that it opines on the fairness of the transaction to ROC, from a financial point of view, as opposed to only those shareholders unaffiliated with the Sponsor or its affiliates. File a consent from Energy Capital Solutions as an exhibit.

Response: The Company has revised the disclosures on page 4 and has filed a consent from Energy Capital Solutions LLC (“Energy Capital Solutions”) as Exhibit 99.6 to Amendment No. 1 to address the Staff’s comment.

Q: What are the material U.S. federal income tax consequences of the business combination to DTI stockholders?, page 10

5.	We note your representation here and beginning on page 125 that the parties to the Business Combination Agreement "intend" for the business combination to be treated as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Please revise your disclosure here and throughout to provide counsel’s opinion for each material tax consequence, including whether the business combination will qualify as a reorganization. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 11, 28, and 142 of Amendment No. 1 to address the Staff’s comment.

Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement, page 14

6.	Please summarize the material tax consequences and disclose whether any federal or state regulatory requirements must be complied with or approval obtained in connection with the transaction.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 14, 28 and 133 of Amendment No. 1 to address the Staff’s comment.

April 3, 2023 Page 3

The Merger Consideration, page 15

7.	We note your discussion of the treatment of DTI securities upon the consummation of the Business Combination. Please provide a plain English description of the different treatment of various equity holders of DTI, how the type and amount of consideration will be determined, the source of the shares, and the total amount of cash and shares payable as consideration.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 16, 17, 98, 99 and 100 of Amendment No. 1 to address the Staff’s comment.

Ownership of PubCo After the Closing, page 21

8.	We note that the DTI stockholders' ownership upon closing disclosed on page 23 is not the same as the amount disclosed on page 3. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 3 and 27 of Amendment No. 1 to address the Staff’s comment.

Risk Factors

Risks Related to DTI

We depend on a relatively small number of customers..., page 34

9.	We note your disclosure that DTI depends on a relatively small number of customers in a single industry. To add context to this disclosure, please revise to disclose the number of customers for each period presented.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 40 and 41 of Amendment No. 1 to address the Staff’s comment.

We are an emerging growth company..., page 35

10.	Please note that your election to take advantage of the extended transition period under the JOBS Act for complying with new or revised accounting standards is not irrevocable. Revise your disclosures throughout the filing accordingly. Refer to Question 37 of the FAQ on Title 1 of the JOBS Act.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures in Amendment No. 1. Please see pages 40, 53, 54, and 176 of Amendment No. 1 to address the Staff’s comment.

The lack of availability of the tools we purchase..., page 36

11.	We note your risk factor indicating that DTI “cannot be confident that all costs will return to the lower levels experienced in prior years even as the rate of inflation abates” and that DTI’s “business and results of operations may be adversely affected by these rising costs…” Please update this risk factor and your related discussion in the MD&A section if recent inflationary pressures have materially impacted DTI’s operations or business. In this regard, identify the types of inflationary pressures DTI is facing and the extent its business has been affected.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures in Amendment No. 1. Please see pages 43 and 163 of Amendment No. 1 to address the Staff’s comment.

April 3, 2023 Page 4

The global outbreak of COVID-19..., page 39

12.	We note your disclosure that DTI has experienced volatility in its supply chain. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures in Amendment No. 1. Please see pages 45 and 46 of Amendment No. 1 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 76

13.	It appears that the ending cash balance under Scenario 2 is below the Minimum Cash Condition that is disclosed on page 16. Please advise and revise to disclose the terms of the Minimum Cash Condition in the pro forma financial information. Also, tell us why your pro forma financial information does not give effect to the PIPE Financing and why the PIPE Investors are not included in the ownership tables on page 77.

Response: The Company acknowledges the Staff’s comment. The pro forma financial information has been revised (please see pages 81 and 86 of Amendment No. 1) to describe the terms of the Minimum Cash Condition, including that the minimum cash condition is in relation to ROC only and does not apply to the pro forma combined company. The pro forma financial information did not give effect to the PIPE Financing because subscription agreements had not yet been fully executed. In Amendment No. 1, the pro forma financial information reflects a PIPE Financing of $17.0 million as subscription agreements totaling $17.0 million have now been fully executed. The PIPE Investors are now included in the ownership tables in Amendment No. 1. The ownership tables reflect 198 thousand shares held by an unaffiliated investor in the line titled “PIPE Investor,” who is neither a DTI shareholder, ROC stockholder, nor a member of ROC’s Sponsor. The 413 thousand shares held by FP SPAC 2 as part of the PIPE are reflected in the line titled, “ROC Sponsor” as this entity is an affiliate of ROC’s Sponsor and the 1,072 thousand shares held by ROC Energy Holdings, LLC as part of the PIPE is also reflected in the “ROC Sponsor” line as this entity is ROC’s Sponsor.

14.	Your Maximum Redemption Scenario assumes that 15,312,099 shares of ROC common stock are redeemed. Tell us how you arrived at this amount. In this regard, revise to disclose whether this amount reflects the number of shares that would be redeemed in order to meet the minimum cash condition. If so, revise to disclose what will happen if more than 15,312,099 public shareholders elect to redeem their shares such that you are unable to meet the minimum cash condition. If the Merger will not be consummated were this to happen, revise to clearly indicate as such. Alternatively, to the extent you can choose to waive such conditions or you intend to obtain additional financing to fund such redemptions, please include a discussion regarding the impact on the pro forma financials or affected amounts within such financial statements should more than 15,312,099 public shares are redeemed. Refer to Article 11-02(a)(10) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. We have revised to disclose that this amount reflects the maximum number of shares that can be redeemed whereby the Minimum Cash Condition will be met. Please see pages 81 and 86 of Amendment No. 1. As of December 31, 2022, the Maximum Redemption Scenario assumes 16,634,483 shares of ROC common stock are redeemed. The Maximum Redemption number of shares of ROC common stock is calculated as follows: (A) Cash and marketable securities held in Trust Account of $213.5 million plus (B) cash received in the PIPE Financing of $12.9 million ($17 million less $4,140,000, which was used to repay the convertible promissory notes, which were issued to affiliates of the ROC’s Sponsor on December 2, 2022 and March 2, 2023, which have a combined outstanding principal amount of $4,140,000 and will be converted into New DTI common stock in connection with the PIPE Financing) less (C) $55.0 million (the Minimum Cash Condition) divided by (D) the redemption price per share of $10.30. The table below shows the calculation of the 16,634,483 shares that are considered redeemed in the Maximum Redemption Scenario in Amendment No. 1. In Amendment No. 1, we have revised to disclose that if more than 16,634,483 shares are redeemed (which would result in the Minimum Cash Condition not being met) the Merger will only be consummated if all parties to the Merger Agreement waive the Minimum Cash Condition in writing. If this condition is waived by all parties to the Merger Agreement in writing the Merger can be consummated in accordance with the Merger Agreement.

April 3, 2023 Page 5

ROC Energy 12/31/2022
Price per share	$10.30

Trust account	$213,475,172
PIPE investment (a.k.a. "Equity Financing")	$12,860,000

Total Trust, PIPE investment, and Backstop financing	$226,335,172
Minimum cash required for business combination	$55,000,000
Maximum cash subject to redemption	$171,335,172
Number of shares subject to redemption to maintain minimum cash required for business combination	16,634,483

15.	We note that the number of shares owned in the Maximum Redemption table on page 77 does not foot. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures in Amendment No. 1. Please see page 86 of Amendment No. 1 to address the Staff’s comment.

Accounting for the Business Combination, page 77

16.	Please revise to disclose the expected ownership percentage for the legacy stockholder of DTI that will be the largest single stockholder of New DTI.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures in Amendment No. 1. Please see pages 29 and 87 of Amendment No. 1 to address the Staff’s comment.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 78

17.	Please disclose the amount of transaction costs for DTI and ROC separately in pro forma adjustment 3(b). Also, tell us more about the $2.4 million in costs in adjustment 4(b), explain how they were not direct and incremental to the business combination and tell us why they were included as a pro forma adjustment if they do not relate to the business combination.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 86, 87, 88 and 89 to separately disclose the amount of transaction costs for DTI and ROC in the balance sheet pro forma adjustments (please see adjustments 3(b) and 3(c)).

April 3, 2023 Page 6

The transaction costs in adjustment 4(b) are direct and incremental to the Business Combination but are not direct and incremental to the proposed offering of securities. In the previous submission, we were attempting to clarify that these costs should be expensed since they are not direct and incremental to the proposed offering of securities, as costs not direct and incremental to a proposed offering of securities should be expensed and not be recorded as a reduction to additional paid-in capital per SAB Topic 5.A. We inadvertently referred to these costs as not being direct and incremental to the Business Combination when we meant to indicate that they were not direct and incremental to the proposed offering of securities. The costs in adjustment 4(b) do relate to the Business Combination and this has been clarified in Amendment No. 1.

18.	Your pro forma adjustments 3(e) and 4(c) appear to suggest that the business combination would accelerate the vesting of DTI stock options. Please tell us how this is consistent with the disclosure on page 15 which appears to indicate that each outstanding DTI option shall be converted into a PubCo option. We also note that adjustment 3(g) reflects the net exercise of DTI stock options. Please tell us your basis for assuming that the exercise of these option will occur.

Response: The Company acknowledges the Staff’s comment. The pro forma assumes that all outstanding DTI stock options will be exercised upon consummation of the Business Combination (please see paragraph below for rationale). For any stock options that are not exercised upon consummation of the Business Combination, such options will be assumed by PubCo and converted into PubCo options as described on page 17. Page 17 has been revised to clarify this.

In regards to the pro forma adjustment 3(g) (adjustment 3(h) in the Registration Statement Amendment No. 1) for the net exercise of DTI stock options, both the CEO and CFO have indicated that their intent is to net exercise all of their outstanding options upon the consummation of the Business Combination. The DTI CFO holds 580,000 stock options, which combined with the CEO’s stock options of 5,266,000, total 5,846,000 stock options, or 53% of the total outstanding stock options of 10,927,890. The CEO and CFO have communicated their intent to net exercise their stock options upon the consummation of the Business Combination to the other holders of the stock options, and the Company anticipates the other stock option holders to follow suit in net exercising their outstanding options.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 79

19.	Tell us how you considered Rule11-02(b)(5)(i) of Regulation S-X when concluding that the tax effect of the pro forma adjustments is not necessary. In this regard, we note that the pro forma adjustments that depict the tax effect of the individual pro forma adjustments would be different from the tax treatment of the business combination.

Response: The Company acknowledges the Staff’s comment. In consideration of Rule11-02(b)(5)(i) of Regulation S-X, the Company has revised the pro forma to include the income tax impact of the relevant pro forma adjustments at the estimated combined statutory tax rate. Please see 4(g) in the unaudited pro forma condensed combined financial information on page 89 within Amendment No. 1 to the Registration Statement.

Proposal No. 1 - The Business Combination Proposal

Background of the Business Combination, page 94

20.	Please expand your discussion of the background section to provide more detail regarding the key steps of the negotiations for the financing arrangements. For example, disclose details surrounding the PIPE transaction, and the negotiation/marketing processes (e.g., who selected the potential PIPE investors; what relationships did the PIPE investors have to the SPAC, the sponsors, the target and its affiliates, and the placement agent; and how the terms of the PIPE transactions were determined). In addition, please expand your disclosure of the parties’ negotiations of the Business Combination and related agreements to discuss the specific, material terms proposed in the letters of intent, drafts of the merger agreement, and related transactions, the terms and conditions of the final merger agreement, the determination of the final structure of the proposed transaction, and the ultimate amount and form of consideration.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 111, 112, and 115 of Amendment No. 1 to address the Staff’s comment.

April 3, 2023 Page 7

Target Management Projections, page 113

21.	Please expand your disclosure to discuss the material assumptions and limitations underlying the financial projections.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 128 of Amendment No. 1 to address the Staff’s comment.

Proposal No. 3 - The Charter Proposal, page 130

22.	You indicate that, under the proposed charter, the company's shares of common stock will include Class A and Class B common stock; however, the proposed charter set forth in Annex B and the description of the proposed charter under Description of Securities do not indicate that there will be two classes of common stock. Please advise.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 146 of Amendment No. 1 to address the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of DTI Results of Operations, page 147

23.	We note that revenue increased in several product categories; however, it appears that there are other factors that offset these increases. You also disclose that operating costs were impacted by increased labor and material costs but do not quantify the impact of these factors. Where a material change is due to two or more factors, including any offsetting factors, revise to describe the underlying reasons for these changes in both quantitative and qualitative terms. Refer to Item 303(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 166 of Amendment No. 1. Please note that the reference to “increased labor and material costs due to inflation” has been removed from Amendment No. 1.

Liquidity and Capital Resources, page 154

24.	Please revise your discussion of operating activities to provide a more substantive analyses of the factors affecting your operating cash flows during the periods presented. In this regard, revise to describe the underlying changes resulting in the working capital adjustments. Your discussion should also address sources and uses of cash as well as material trends and uncertainties affecting cash flows. Refer to Section IV of SEC Release 33- 8350.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 171 of Amendment No. 1.

April 3, 2023 Page 8

Information about DTI, page 162

25.	Please disclose on what basis DTI is a “leading oilfield services company,” a “leading provider of downhole tools,” and “the market leader” in North American land drilling and in U.S. Gulf of Mexico deepwater drilling operation tools rentals. In addition, disclose on what basis Drill-N-Ream is “the leading wellbore conditioning tool.”

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 161, 177 and 178 of Amendment No. 1 to address the Staff’s comment.

Information about ROC Conflicts of Interest, page 192

26.	Revise your conflicts of interest discussion to clearly disclose that EarlyBirdCapital was also the underwriter in ROC’s initial public offering and was granted 180,000 representative founder shares for nominal consideration. Also expand your risk factor on page 56 to address this conflict of interest.

Response: The Company has revised disclosures on pages 64, 65 and 208 to address the Staff’s comment.

Description of Securities, page 202

27.	We note that the proposed charter will include an exclusive federal forum provision for actions arising under the Securities Act. State that there is uncertainty as to whether a court would enforce such provision. Also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. As set forth in the proposed charter in Annex B, disclose that the exclusive state forum provision in your proposed charter does not apply to actions arising under the Exchange Act. Please also revise to include related risk factor disclosure and discuss how there is a risk that your exclusive forum provisions may result in increased costs for investors to bring a claim in the chosen forum.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 54, 55, and 229 of Amendment No. 1 to address the Staff’s comment.

Beneficial Ownership of Securities, page 209

28.	We note that HHEP-Directional, LP is a beneficial owner of more than 5% of your voting securities. Please update your beneficial ownership to reflect this. Please also expand your disclosure in the filing to clarify whether Hicks Equity Partners holds a significant interest in DTI, highlighting any affiliation with HHEP-Directional, LP.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on the cover page and pages vi, 29, 87, 233 and 234 of Amendment No. 1 to address the Staff’s comment.

Financial Statements (Unaudited) - Drilling Tools International Holdings, Inc.

Note 3 - Balance Sheet Details - Current Assets and Current Liabilities, page F-16

29.	We note that there has been a significant increase in the allowance for obsolete inventory. Please explain the reasons for this increase and tell us what consideration was given to disclosing in your discussion of operating costs in MD&A.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page F-19 of Amendment No. 1 to address the Staff’s comment. During the year ended December 31, 2021, the Company scrapped $1,619,000 worth of obsolete inventory and directly credited the Inventory account, not via the allowance account. For the nine months ended September 30, 2022, the Company reclassified the scrapping of the obsolete material by debiting the Inventory account by $1,619,000 and credited the Allowance account by $1,619,000. The $1,602,000 increase in the Allowance from December 31, 2021 ($74,000) to September 30, 2022 ($1,676,000) is primarily driven by the $1,619,000 reclassification mentioned above. As the material was specifically identified and scrapped, the Company determined that the proper presentation was to directly credit the Inventory account, rather than crediting the Allowance. As such, at December 31, 2022, the scrapped material has been reflected as a reduction to Inventory, rather than a reduction to the Allowance.

April 3, 2023 Page 9

Financial Statements (Audited) - Drilling Tools International Holdings, Inc.

Note 1 - Summary of Significant Accounting Polices

Emerging Growth Company, page F-29

30.	Revise to disclose, here and on page F-7, that as result of your election to use the extended transition period, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-8 of Amendment No. 1.

Revenue Recognition, page F-30

31.	We note that product revenue is typically recognized when the product is made available to the customer for pickup at the Company’s shipping dock. Please explain to us how you determined that this is the point in which control has transferred to your customer and explain how you considered the factors in ASC 606-10-25-30.

Response: The Company acknowledges the Staff’s comment and has considered the factors in ASC 606-10-25-30 to determine when the product is made available to the customer for pickup at the Company’s shipping dock is the point in which the control is typically transferred to our customer in accordance with the standard terms and conditions of our contracts with customers, pursuant to which: (i) the customer is responsible to arrange and pay all charges by a third party carrier for transportation, shipment, exportation, and importation of the asset, including insurance, and (ii) risk of loss and legal title to the asset transfer to the customer when the asset is made available to the customer’s carrier for pickup at the Company’s facility (i.e. shipping dock).

After the asset is made available to the customer’s carrier for pickup at the Company’s facility, the customer has significant risks and rewards of ownership of the asset as the customer has the risk of loss and is responsible for insurance (as noted above) and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. The customer has the present right to payment for the asset upon receipt of invoice, which is typically issued at the time the asset is made available to the customer’s carrier for pickup at the Company’s facility. There are no significant acceptance provisions beyond inspection for physical damage or defection upon pickup at the Company’s facility.

Note 9 - Income Taxes, page F-43

32.	Please revise to describe what is included in the "other" reconciling item in your 2021 statutory income tax rate reconciliation. To the extent this represents more than one significant item, please revise to present each significant item on a separate line. Refer to Rule 4-08(h)(2) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement. Modifying the income tax rate reconciliation table itself would have involved several line items that would then be carried over to future filings for reconciling items that were unique to 2021. As such, the Company determined that it would be more useful for future comparability to describe nature of the “other” reconciling items in a narrative form directly below the income tax rate reconciliation table. Please see pages F-22 and F-23 of Amendment No. 1.

April 3, 2023 Page 10

General

33.	In response to a comment on your 2021 Form 10-K, you indicated that your Sponsor is not controlled by, and has no substantial ties with a non-U.S. person; however, Alberto Pontonio, a director of the company and member of your Sponsor is a citizen of Italy and the United States. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and confirms that no other individual or entity associated with or otherwise involved in the transaction, including Drilling Tools International Holdings, Inc., a Delaware corporation, is “controlled” for CFIUS purposes by, or has substantial ties with a non-U.S. or otherwise prohibited person. As a result, the Company does not anticipate the transaction being subject to review by CFIUS.

34.	We note that the Sponsor, directors, officers, advisors, or any of their respective affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, and that such a purchase could include a contractual acknowledgment that such stockholder agrees not to exercise its redemption rights and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. Please provide your analysis on how any such purchases would comply with Rule 14e-5.

Response: The Company acknowledges the Staff’s comment and advises that it has revised disclosures on pages 56 and 198 in response to the Staff’s comment.

35.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and advises that it has revised disclosures on pages 28 and 101 in response to the Staff’s comment.

36.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including rights retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and advises that it has revised disclosures on pages 24, 25 and 132 in response to the Staff’s comment.

April 3, 2023 Page 11

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Daniel Kimes, Chief Executive Officer, ROC Energy Acquisition Corp.